October 1, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002
Attention: Ada D. Sarmento

RE:	Chembio Diagnostics, Inc. Registration Statement on Form S-3 Filed September 18, 2016 File No. 333-227398

Dear Ms. Sarmento:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby respectfully requests, on behalf of Chembio Diagnostics, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to October 3, 2018, at 4:01 p.m. Eastern Time, or as soon as practicable thereafter.

We are aware of our obligations under the Securities Act and believe that such acceleration would not be inconsistent with the purposes and policies of the Securities Act with respect to protection of investors and the public interest.

In connection with the foregoing request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
•
Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert the declaration of effectiveness as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alan Talesnick, alan.talesnick@haynesboone.com, 720-484-3712, or David Lightstone, david.lightstone@haynesboone.com, 303-382-6205, respectively, of Haynes and Boone, LLP, counsel to the Company, with any questions or comments regarding this submission. Thank you for your assistance in this matter.

Sincerely,

/s/ Neil A. Goldman

Neil A. Goldman
Chief Financial Officer and Executive Vice President
Chembio Diagnostics, Inc.

cc:	Alan L. Talesnick David S. Lightstone Haynes and Boone, LLP 1050 17th St., Suite 1800 Denver, CO 80265